                                                                                                                                      Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.30029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) hereby informs its shareholders and the market in general that it took notice, through the publication in the Official Gazette of the Federal Executive (Diário Oficial da União - DOU), of the terms of the Decision Order Judgment No. 226, which was rendered by the Directing Council of the National Telecommunications Agency (“Anatel”) on May 3, 2019 and by which the Directing Council decided, among other topics, to maintain the special monitoring of the provision of telecommunication services by the companies belonging to the Oi Group for the 2019 fiscal year, imposing the following requirements on their telecommunication services providers and holding company:

a)     that they continue to timely notify Anatel of call notices for meetings of its Board of Directors, so that Anatel’s representatives may attend them;

b)     that they also notify the Agency so that it may attend the meetings of the different management advisory committees, such as the Committee for the Implementation of the Judicial Reorganization Plan and the Audit, Risks and Control Committee, among others, when the topics to be discussed are related to the items outlined in the Judicial Reorganization Plan, in particular, issues related to: (b.1) the disposal of assets, as provided in item 5.1 of the Judicial Reorganization Plan; (b.2) additional forms of financing, either through public issuance of common shares or new debt instruments, or through the contracting of new lines of credit for importing equipment, in accordance with item 5.3 of the Judicial Reorganization Plan; and, (b.3) the corporate reorganization, under the terms of item 7 of the Judicial Reorganization Plan;

c)     that they submit to Anatel, by way of a detailed report, within 60 days of receiving notice of the aforementioned decision: (c.1) their consolidated cash flow, separated into operating cash flow, cash flow from investing activities and cash flow from financing activities carried out in 2018, as well as a comparison with what was provided in Annex 2.6 of the Judicial Reorganization Plan, and justification for the differences between the expected and the actual results; and (c.2) the adjusted forecast of its discounted consolidated cash flow, separated into operating cash flow, cash flow from investing activities and cash flow from financing activities, during the period until the end of the Switched Fixed Telephone Service (SFTS) concessions. Such forecast shall be complemented by the economic and financial assumptions and hypotheses underlying this prediction, in particular, the expected profitability of the main predicted investments, as well as the cost of contracting for loans and financings and their compatibility with the expected investments. Such forecast shall highlight the sources of funds, especially those arising from (c.2.1) divestments from the share capital of other companies, whether or not they are telecommunications services providers, (c.2.2) the conduction and approval of transactions with related parties, imposition of liens or encumbrances of any nature on permanent assets, and the provision of guarantees related to assets and rights of the concessionaires of the Oi Group, and (c.2.3) the realization of permanent assets that are directly or indirectly connected with the performance of telecommunications services;

d)     that they grant access to documents, accounting, legal, economic-financial and operational information that have served as a basis for the decisions made on any of the above topics;

e)     that they deliver the minutes and other records of the meetings of the abovementioned gatherings, signed by all members who participated by videoconference or telephone, within a period of up to two working days, counting from the execution by the last member present at the meeting;

f)      that they submit the changes of the Board Directors, including with respect to the alternates, and any possible agreements that directly or indirectly have an impact on the exercise of their control to the prior consent from this Agency, presenting the updated information related to their control, whether de jure or de facto; and

g)     that they communicate to the Competition Superintendence the relevant capital stock exchange trades that are in excess of 5% of the voting capital, within the shortest possible period of time from the closing of the trade on the spot market of B3 S.A. – Brasil, Bolsa, Balcão.

Oi also informs that it has not yet had access to the documents that substantiated such decision.

In addition, the Company also took notice of the Ordinance of the Directing Council of Anatel No. 819, of May 3, 2019, under which a Working Group was set up for monitoring the operational, financial and economic condition of the Group Oi companies.

The full texts of the Decision Order Judgment and the Ordinance are attached to this Notice to the Market. An English translation of the aforementioned documents will be sent, as soon as possible, to the US Securities and Exchange Commission (SEC) through Form 6-K.

The Company will keep its shareholders and the market informed on any material development of the subjects matters of this Notice to the Market.

Rio de Janeiro, May 8, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer